Altegris Macro Strategy Fund


At a Special Meeting of Shareholders of Altegris Macro Strategy
Fund, held at the offices of GFS, 80 Arkay Drive, Suite 110,
Hauppauge, NY 11788, on Friday, August 2, 2013, Trust shareholders of record as of the close of business on June 7, 2013 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

    Shares Voted	           Shares Voted Against
      In Favor		               or Abstentions
     22,866,927			          321,862